INVESTOR PRESENTATION
AUGUST 2008
Filed by Cleveland-Cliffs Inc
Commission File No. 1-8944
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Alpha Natural Resources, Inc.
Commission File No. 1-32423
CLIFFS NATURAL RESOURCES

“Safe Harbor” Statement under the Private
Securities Litigation Reform Act of 1995
A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of
Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and
also may materially differ from actual future experience involving any one or more of such matters.   Such risks and
uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company’s control; environmental laws, including those directly affecting coal mining production, and those affecting customers' coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company’s assumptions concerning economically recoverable coal reserve estimates;
disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other  conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each of Cleveland-Cliffs’ and Alpha’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended.  This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC.  CLEVELAND-
CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER
RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE
PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement/prospectus will be mailed to shareholders of
Cleveland-Cliffs and shareholders of Alpha.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio
44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon,
Virginia 24212, attention: Investor Relations, or call (276) 619-4410.
Participants In Solicitation
Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger.  Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule
14A.  Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Important Information for Investors
and Shareholders

Creates a leading independent supplier of critical raw materials to the robust North
American steel industry and a major global player
—
Core iron ore and met coal businesses strongly correlated
Capitalizes on strong outlook for iron ore, metallurgical and thermal coal
Shared culture and core values of both companies, including a focus on safety
Strong financial outlook positions company for ongoing growth opportunities
—
Pro forma 2008E EBITDA of $1.9bn
1
, increasing to   $4.7bn
1
in 2009E
—
Pro forma leverage (Debt/2008E EBITDA) of 1.2x
1
Compelling value creation for Cleveland-Cliffs and Alpha Natural Resources shareholders
Transaction Highlights
1 Management estimates
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Largest US met coal supplier
Strong management team with 20+ years of industry experience
Supply/demand metrics in coal market
Unique blending and coal optimization capabilities drive meaningful synergy potential
Meaningfully increases exposure to export market given infrastructure and sales network
Well diversified production profile with 8 business units and met/steam sales mix
Why Alpha?

Overview: Cleveland-Cliffs (“CLF”) to acquire 100% of Alpha Natural
Resources (“ANR”) for cash and stock
Purchase Price: Equity purchase price of approximately $10 billion
1
Premium: Based on Cliffs’ closing price on July 15, 2008, Alpha stockholders would receive a premium of 35%
Consideration: Alpha stockholders would receive 0.95 Cleveland-Cliffs common shares plus $22.23 in cash for each share of Alpha stock they owned
Ownership: Upon completion of the transaction, Alpha stockholders would own approximately 40% of the combined company, and Cliffs shareholders would own approximately 60% percent on a fully-diluted basis
Key Conditions: The transaction is subject to approval by Cliffs and Alpha shareholders, as well as the satisfaction of customary closing conditions and regulatory approvals
Timing: The transaction is expected to close by the end of 2008
Transaction Summary
1 Based on Cliff’s closing price on July 15, 2008

Shared core values
—
Best-in-class safety standards and practices
—
Both companies recognize that the processing of the earth’s mineral resources must be accomplished in a socially responsible manner
Integrated Management and Board structure
—
Following the close of the transaction, Cleveland-Cliffs’ Board of Directors will be expanded by two seats to be filled by two current Alpha Natural Resources directors, Michael Quillen and Glenn
Eisenberg
—
Joseph Carrabba will serve as Chairman and Chief Executive Officer
—
Michael Quillen will serve as non-executive Vice Chairman
—
Kevin Crutchfield will become President of the combined company’s Coal division
—
Donald Gallagher will become President of the combined company’s Iron Ore division
—
Laurie Brlas will serve as Executive Vice President and Chief Financial Officer
Shared Cultural Commitment to Integrity,
Safety & Environment

8 The Right Platform – Supplier to the Steel Industry

Steel is a Large, Growing, Global Business
UK
1200
1000
800
600
400
200
0
Purchasing Power Parity GDP/Capita
0 10 20 30 40 50
Germany
Canada
US
Australia
Japan
Korea
Russia
China
Overall, China’s steel consumption is
three times that of the US
On a per capita basis, however, China
only consumes half as much as the US
The US remains a net importer of steel
Approx. 50mm tonnes
Note: Size of bubbles represent size of absolute steel consumption 2007 in each respective country
BRIC economic growth is substantial and appears inevitable
Brazil
India
Steel consumption potential (2007)

Robust Steel Demand Drives this Combination
Global steel demand (millions of tonnes)
0
500
1,000
1,500
2,000
1950 1955 1960 1965 1970 1975 1980 1985 1990 1995 2000 2005 2010E 2015E
Post World War II reconstruction
and Japanese industrialization
CAGR 1950-1973: 5.9%
Post-oil crisis slow down
CAGR 1973-1995: 0.4%
BRIC cycle
CAGR 1995-2015: 4.4%
Source: IISI, Metal Strategies

US Steel Industry is Particularly Well-Positioned
Source: FactSet, Metal Strategies, AME
Dollar vs. Euro ($/€)
Market share of top 3 US producers (%)
0.50
0.75
1.00
1.25
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
US steel consumption (millions of tonnes)
0
25
50
75
100
125
150
2000 2002 2004 2006 2008E
US steel consumption US steel imports
HRC prices ($/tonne)
0
200
400
600
800
1,000
1996 2000 2004 2008E
0%
20%
40%
60%
80%
100%
HRC Plate CRC Tin Mill
2000 2006
• Mitigates imports and strengthens exports • US is a net importer
• US is becoming a low cost producer • US steel industry continues to attract foreign investment

All others
32%
Consol
6%
Patriot Coal
10%
Jim Walter
Resources
11%
Massey
Energy
16%
Cliffs Natural
Resources
25%
U.S. Steel
24%
Iron Ore
Company of
Canada
16%
Arcelor
Mittal
15%
Cliffs Natural
Resources
Managed
45%
CNR will be the Leading Supplier to the Robust
North American Steel Industry
Source: Company data, EIA
1 2007 coal production of US companies with meaningful met coal production
Cliffs Natural Resources will be well-positioned to optimize operations from the combined company’s asset base
NA iron ore pellet production Coal production mix
1
(million of tons)
US met coal production (%)
3 9 13 5 6
31
40
6
22
66
Pro forma
Cliffs
Massey Walter Patriot CONSOL
Met Coal Steam Coal
13 9 6 5
3

More Than 80% of Revenue Driven by Steel Industry
~$6bn
Met coal
34.0%
Iron ore
46.7%
Brokered coal
6.7%
Steam coal
12.5%
Pro forma revenue
1
& production (2008E)
Source: Company data
1 Excludes revenue from freight & other
2 Per Alpha Natural Resources’ latest annual filing, steam/met mix related to mine geology
Iron ore
52.3%
Steam coal
8.6%
Steam / Met coal²
23.6%
Iron ore: 1bn tons
Coal: 915mm tons
Pro forma global reserves (2007)
Met coal
15.5%
Hibbing Taconite
United Taconite
Northshore Mining
Empire
Mine
Tilden
Mine
Oak Grove Mine
Cliffs Corporate
Headquarters
Pinnacle Complex
Pinnacle Mine
Green Ridge Mine
AMFIRE
Kingwood Brooks Run
Welch
Enterprise
Paramont
Dickenson-Russell
Callaway
Cliffs North America
Wabush Mine
Iron ore assets
Coal assets
~72mm tons
Met coal
23.4%
Iron ore
50.6%
Brokered coal
7.8%
Steam coal
18.2%

Strong Iron Ore Trends
0
25
50
75
100
125
150
1990 1992 1994 1996 1998 2000 2002 2004 2006 2008E
Pellets Lump Fines
Iron ore prices ($/tonne)
Source:  Tex Reports
Recently announced iron ore pellet contracts at $140/tonne
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15 The Right Time – Coal Fundamentals are Attractive

Strong Coal Pricing Trends
0
20
40
60
80
100
120
140
1990 1992 1994 1996 1998 2000 2002 2004 2006 2008E
Note: CAPP steam coal index – CSX, 12,500 Btu, 1# Rail
Source:  Bloomberg, Platts
Met coal prices ($/tonne)
Steam coal prices ($/ton)
0
50
100
150
200
250
300
1990 1992 1994 1996 1998 2000 2002 2004 2006 2008E
Source:  Metal Strategies, equity research
Alpha recently announced met coal contracts for between $300-
$305/tonne at the port
These contracts are for 3 mt and equate to $250/ton at the mine
Steel producers are currently seeking to negotiate 2009 met coal contracts early
Alpha recently announced 2.7 mt of steam coal contracts for
2008/2009 delivery at $102/ton
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Favorable Met Coal Outlook
Demand driven by strong expected continued growth in global steel production—both domestically and abroad
—
Weak dollar and availability of iron and met coal favorable for US production outlook
—
US is swing supplier for export met coal markets to meet global demand
Greater than 50% growth in met export supply YTD
Meaningful port capacity — Hampton Roads, DTA, etc.
Supply constraints increasingly challenging
—
Specific events, such as floods in Australia, highlight tight market
—
China export limitations
—
Long capital equipment lead times
—
Aging workforce and availability of new labor
—
Difficulty in obtaining permits
—
Identified additional sizable reserves limited
Recent accidents at major coking coal mines in Eastern Europe have raised concerns about the safety/security of indigenous supply (Ukraine, Russia, Kazakhstan, Poland)

Favorable Met Coal Outlook
Global seaborne met coal supply / demand
(millions of tonnes)
US met coal exports (millions of tonnes)
Few substitutes for coking coal
—
Scarcity of high quality met coal
—
Limitations on use of PCI & semi-soft coal in
blast furnaces
Large international steel companies  securing
sources of supply
—
POSCO and ArcelorMittal acquire meaningful
position in Macarthur
—
ArcelorMittal acquired privately-held met coal
producers Mid Vol and Concept Coal
—
Several other met coal M&A situations drawing
attention of international steel producers
+3
+12
-3
-2
-10
Source: Equity research, EIA
2006 2007 2008E 2009E 2010E
Import Demand Export Supply
2006 2007 2008E 2009E 2010E
182
193
204
219
225
185
205
201
217
215
Import Demand Export Supply
24.3
26.0
24.9
29.2
41.7

Demand Shifted as China Became Net Importer of
Met Coal in 2007
As China grew, its met coal exports and imports shifted by nearly 17 million tonnes
2007 net
imports:
3.7
2002 net
exports:
13.0
Source:  McCloskey’s
0
2
4
6
8
10
12
14
2002 2003 2004 2005 2006 2007
    Exports     Imports
AME Mineral Economics: net imports will increase further
to at least 10 million tonnes by 2013
Imports/exports balance
(millions of tonnes)

Strong Demand for Met Coal is Expected to
Continue
New battery construction outside of China creating 52 million tonnes of incremental met coal demand
Note:  Metric tonnes in millions
Source:  Alpha management estimates from various studies & published sources
2.9
9.5
1.4
14.7
11.2
6.6
5.7
0
2
4
6
8
10
12
14
16
2004 2005 2006 2007 2008 2009 2010
+ 25
+27
Estimated new met coal demand from announced coke batteries (ex-China)
(million of tonnes)

Coal is Well Positioned in US Energy Market
Natural gas prices near historic highs
1
($/mm Btu)
Crude oil prices near historical highs¹
($/barrel)
US coal production²
(mm short tons)
Electricity generated by coal is growing
3
• YTD 2008, US coal production is up 0.7%
• YTD 2008, coal fired electricity generation is up 1.8%
1,128
1,094
1,072
1,112
1,133
1,163
1,147
1,150
900
950
1,000
1,050
1,100
1,150
1,200
2001 2002 2003 2004 2005 2006 2007 LTM
1 Source: Bloomberg.  From 01/01/03 through 07/25/08
2 Source: EIA.  Data through June 2008 as of 07/24/08 report
3 Source: EIA.  Data through February 2008 as of 07/10/08 report
$124.65
$9.33
Average: $59.85
Average: $7.07
Coal
51%
Nuclear
20%
Natural Gas
19%
Hydroelectric
6%
Other
4%
2003 2004 2005 2007 2008 2006
2003 2004 2005 2007 2008 2006
$3
$6
$9
$12
$15
$0
$30
$60
$90
$120
$150
$180

Attractive Steam Coal Fundamentals
Global seaborne steam coal supply / demand
(millions of tonnes)
US steam coal exports
(millions of tonnes)
China factor
—
Power supplies tight
—
Domestic prices capped
—
Export volumes limited by quotas
Country-specific export impediments
—
Australian infrastructure expansion delays
—
Power rationing in South Africa
Strong import demand from India, Japan, Korea
U.S. fundamentals sound
—
Production growth ~1% YTD
—
Thermal export growth greater than 50% YTD
—
Utility stockpiles are stable
+31
+14
-14
-22
-7
Source: Equity research, EIA
2006 2007 2008E 2009E 2010E
Import Demand Export Supply
2006 2007 2008E 2009E 2010E
442
465
484
507
502
473
479
471
485
495
Import Demand Export Supply
19.2 19.3
20.0
24.5
35.7

23 Value Creation

History of Successful and Well-Timed Investments
Cleveland-Cliffs share price performance ($)
Source:  FactSet, company data.  Adjusted for 2-for-1 stock split on May 16, 2008
March 31, 2005
Acquires 68.7% of
Portman for $372mm
April 19, 2005
Raises stake in
Portman to 80.4%
for $62mm
March 5, 2007
Acquires 30% interest in
Amapa Project for $133mm
April 18, 2007
Invests $120mm in
Sonoma Coal Project
September 1, 2006
Joe Carrabba named
President and CEO
of Cleveland-Cliffs
+783%
CAGR: 85%
$0
$25
$50
$75
$100
$125
$150
Jan 2005 Jul 2005 Jan 2006 Jul 2006 Jan 2007 Jul 2007 Jan 2008 Jul 2008
Portman Ltd Acquisition
• January 11,
2005]
Launched all-cash offer for Portman
Ltd, a Western Australia-based iron ore producer & a key
supplier to Chinese and Japanese steel producers
• By April 2005, Cleveland-Cliffs had acquired 80.4% of
Portman for A$3.85 per share
• Current share price of  A$17.50 represents an increase
of 355%
PinnOak Resources Acquisition
• July 31,
2007]
Acquired PinnOak
Resources, a US-based met coal producer
with operations in West Virginia & Alabama
• Total acquisition cost of $610mm
• Key supplier of metallurgical coal for North
American steel industry

Successful and Well-Timed International
Investments in Fast Growing Regions
Source: Company data
Amapa Project
Iron ore assets
Coal assets
Portman Koolyanobbing
Portman Cockatoo Island
Sonoma
Cliffs Asia Pacific Cliffs Latin America International highlights
Portman stake provides crucial
access to the Asian market
Production expected to reach 8 million
tonnes in 2008 and has over 90
million tonnes of reserves
45% interest in the Sonoma Coal
Project in Queensland, Australia
Production is expected to reach 2
million tonnes of coal in 2008 and 3-4
in 2009 and beyond and has 27
million tonnes of reserves
30% interest in the Amapa Project
in northern Brazil
Production of iron ore is predicted to
reach 3 million tonnes of iron ore in
2008 and 6.5 million in the following
years

Alpha’s Pro Forma Contribution Accelerates in ’09
and Beyond with the Strong Met Coal Outlook
Pro forma EBITDA
1,2
($ billion)
Source: FactSet, company data, management estimates
1 2007A based on company filings
2 Approximate midpoints of management estimates
3 Based on stock prices as of close on July 15, 2008
Financial multiples
2
Cleveland-Cliffs
—
2009E EBITDA $2.75bn
—
EV/2009E
EBITDA³
4.6x
Alpha Natural Resources
—
2009E EBITDA $1.95bn
—
EV/2009E
EBITDA³
5.0x
Cleveland-Cliffs
60%
Alpha Natural
40%
Pro forma EBITDA
2
(2009E)
0
1
2
3
4
5
2007A 2008E 2009E
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Undervalued Relative to Large-Cap Iron Ore, Coal
and Diversified Peers
Firm Value / 2009E EBITDA vs. Peers
Source: FactSet, company data, approximate midpoints of management guidance
Note:Based on stock prices as of close on July 15, 2008;Forward data per Wall Street consensus estimates except for Cliffs which is per management guidance;
Pro forma Cliffs Natural Resources calculated as Cliffs price as of 07/15/08 times pro forma fully diluted shares outstanding plus net debt and other firm value adjustments (excluding transaction costs) divided by the approximate midpoint of management guidance for 2009E EBITDA
4.8x
5.2x
5.3x
5.4x
6.5x
7.3x
7.7x
8.6x
8.7x
0x
2x
4x
6x
8x
10x
Peabody Fortescue CONSOL Arch Coal Rio Tinto Xstrata BHP Vale Pro forma
Cliffs
Natural
Resources
Iron Ore / Diversified Coal

Strong Financial Position
Financials
Revenue $6.5bn $10.2bn
EBITDA $1.9bn $4.7bn
Margin (%) 28% 47%
Leverage
Total debt $2.1bn $1.9bn
Debt/EBITDA 1.2x 0.4x
Estimated annual synergies of $200 million beginning in 2010
Pro forma 2008E Pro forma 2009E
Source: Management estimates
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Creates a leading independent supplier of critical raw materials to the robust North
American steel industry and a major global player
—
Core iron ore and met coal businesses strongly correlated
Capitalizes on strong outlook for iron ore, metallurgical and thermal coal
Shared culture and core values of both companies, including a focus on safety
Strong financial outlook positions company for ongoing growth opportunities
—
Pro forma 2008E EBITDA of    $1.9bn
1
, increasing to   $4.7bn
1
in 2009E
—
Pro forma leverage (Debt/2008E EBITDA) of 1.2x
1
Compelling value creation for Cleveland-Cliffs and Alpha Natural Resources shareholders
Transaction Highlights
1 Management estimates
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INVESTOR PRESENTATION AUGUST 2008 CLIFFS NATURAL RESOURCES